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                            TRIPLE CROWN MEDIA, INC.
                              546 EAST MAIN STREET
                            LEXINGTON, KENTUCKY 40508


November 10, 2005


VIA ELECTRONIC TRANSMISSION
AND OVERNIGHT COURIER

Larry Spirgel, Esq.
Assistant Director
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549-0406

Re:      Triple Crown Media, Inc.
         Registration Statement on Form S-4, File No. 333-128720

Dear Mr. Spirgel:

Reference is made to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") with respect to the above referenced Registration Statement on Form S-4 (the "Registration Statement") of Triple Crown Media, Inc., a Delaware corporation (the "Company" or "TCM"), in your letter dated November 1, 2005 (the "Comment Letter").

We have filed Amendment No. 2 to the Registration Statement today with the Commission. I am writing to respond to the comments of the Staff and to indicate the changes that have been made in the Registration Statement. Eight clean copies of the Registration Statement, without exhibits and eight marked courtesy copies are enclosed for your reference. The marked copies show the changes since the filing of Amendment No. 1 to the Registration Statement on October 21,
2005.

For your convenience, your comments are set forth in this letter, followed by our responses.


Risk Factors, page 30

1. Please refer to prior comment 13 and revise the following risk factor headings so that the specific risk that results from the uncertainty is clear:

         TCM's advertising revenue is subject to seasonal fluctuations . . ., page 34
         TCM operates in the newspaper and wireless industries . . ., page 34; TCM may be required to take an impairment charge . . ., page 37; and After the separation, certain members of management . . ., page 41
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Larry Spirgel, Esq.
Securities and Exchange Commission
November 10, 2005
Page 2

         WE HAVE REVISED THE REGISTRATION STATEMENT IN RESPONSE TO THE STAFF'S COMMENT. IN ADDITION, UPON FURTHER REFLECTION, TCM HAS DETERMINED THAT THE RISK FACTOR REGARDING SEASONAL FLUCTUATIONS IN TCM'S ADVERTISING REVENUE IS NOT APPLICABLE. IN 2004, APPROXIMATELY 27% OF TCM'S ADVERTISING REVENUE WAS DERIVED IN THE FOURTH QUARTER AND 23% OF TCM'S ADVERTISING REVENUE WAS DERIVED IN THE FIRST QUARTER. THE SECOND AND THIRD QUARTER OF 2004 EACH ACCOUNTED FOR 25% OF TCM'S ADVERTISING REVENUE. THE PERCENTAGE OF REVENUE EARNED IN THE FOURTH AND FIRST QUARTER OF 2003 AND 2002 IS CONSISTENT WITH THE PERCENTAGES EARNED IN THE FOURTH AND FIRST QUARTER OF 2004. BASED UPON THE FOREGOING, TCM DOES NOT BELIEVE THAT SEASONAL FLUCTUATIONS ARE A MATERIAL RISK TO TCM.

2. You provide generic conclusions in both the heading and text of several of the risk factors you have revised, stating that, if those risks materialize, they may have an adverse effect on your "financial condition and results of operations." See, for example, "TCM's inability to obtain an adequate supply of newsprint . . ." on page 35, "TCM may incur significant capital and operating expenditures . . ." on page 37 and "Bull Run may incur significant capital and operating expenditures . . ." on page 40. This often does not represent meaningful disclosure. Instead, we encourage you to replace this language in both the headings and text of your risk factors with specific disclosure of the possible affect upon your operating results, business, profits, share price, sales, etc. See Item 503(c) of Regulation S-K.


         WE HAVE REVISED THE REGISTRATION STATEMENT IN RESPONSE TO THE STAFF'S COMMENT.


The Merger, page 52

Background of the Merger, page 53

3. We note your disclosure that the July 15 term sheet proposed the exchange of cash advances by Mr. Robinson for shares of TCM common stock and that the revised term sheet dated July 22nd contained a proposal for the conversion of Mr. Robinson's cash advances into the new class of TCM convertible preferred stock. Please clarify how the July 22nd term sheet addressed the differences remaining that you reference between Bull Run's July 15 term sheet and TCM's July 14 term sheet.

         WE HAVE REVISED THE REGISTRATION STATEMENT IN RESPONSE TO THE STAFF'S COMMENT.

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Larry Spirgel, Esq.
Securities and Exchange Commission
November 10, 2005
Page 3

Bull Run's Reasons for the Merger . . ., page 64

4. We note your added disclosure in response to our prior comment 32. In this regard, you disclose that the special committee, at a particular meeting, "discussed the risks associated with a merger with TCM, as well as the recommendations it might make if TCM proposed highly disadvantageous merger terms" and you also state that special committee reviewed potential alternatives that "in the opinion of the Bull Run Special Committee, realistic and not realistic." Please revise to disclose the specific negative factors that the Bull Run board and special committee considered. Your disclosure of what consideration the Bull Run special committee and Bull Run's board gave to potentially adverse factors should not merely summarize a discussion of a particular meeting and should be presented in the same bullet point format as the presentation of the reasons that weighed in favor of the merger.

         WE HAVE REVISED THE REGISTRATION STATEMENT IN RESPONSE TO THE STAFF'S COMMENT.

Opinion of the Financial Advisor of the Bull Run Special Committee, page 65

5. We note your response to our prior comment 34. If projections were exchanged among the parties and were deemed material by the SunTrust Robinson Humphrey, investors are entitled to consider them. Please revise your disclosure to include this information as previously requested.

         WE HAVE REVISED THE REGISTRATION STATEMENT TO DISCLOSE THE PROJECTIONS OF EACH OF BULL RUN AND TCM THAT WERE EXCHANGED AMONG THE PARTIES AND PROVIDED TO THEIR FINANCIAL ADVISORS, AND WHICH THE BULL RUN SPECIAL COMMITTEE AND TCM SPECIAL COMMITTEE DEEMED TO BE MATERIAL.

Representations and Warranties, page 99

6. We note your response to prior comment 44. Please revise the last sentence of this section, and elsewhere as appropriate, to clarify that the reason you are cautioning investors is that the agreement is modified by the disclosure schedules.

         WE HAVE REVISED THE REGISTRATION STATEMENT TO CLARIFY THAT THE REASON WE ARE CAUTIONING INVESTORS IS THAT THE REPRESENTATIONS AND WARRANTIES IN THE MERGER AGREEMENT ARE MODIFIED BY THE DISCLOSURE SCHEDULES.

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Larry Spirgel, Esq.
Securities and Exchange Commission
November 10, 2005
Page 4

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 133

Liquidity and Capital Resources, page 138.

7. We note your response to prior comment 46, however, please see prior comment 48 and quantify your long-term cash requirements. Also, quantify the expected amount of cash required to service the debt. Disclosure regarding the proposed funding may be made without violating the federal securities laws (See e.g. Rule 135c).

         WE HAVE REVISED THE REGISTRATION STATEMENT TO QUANTIFY OUR LONG-TERM CASH REQUIREMENTS AND THE EXPECTED AMOUNT OF CASH REQUIRED TO SERVICE THE DEBT. IN ADDITION, WE HAVE REVISED THE REGISTRATION STATEMENT TO DISCLOSE THAT THE OTHER FINANCING ALTERNATIVE THAT TCM IS CURRENTLY CONSIDERING IS A PRIVATE PLACEMENT OF NOTES TO QUALIFIED INSTITUTIONAL BUYERS PURSUANT TO RULE 144A OF THE SECURITIES ACT.

Bull Run's Business, page 169

8. We note your response to prior comment 54. Quantify the guaranteed rights fees that you pay so that investors can better assess the economics of these agreements.

         WE HAVE REVISED THE REGISTRATION STATEMENT TO QUANTIFY THE GUARANTEED RIGHTS FEES THAT BULL RUN CORPORATION PAID DURING THE YEAR ENDED AUGUST 31, 2005.

Annexes

9. We note your response to prior comment 58. We also note that the merger agreement refers to various schedules. Accordingly, it appears that you must comply with the requirements of Item 601(b)(2). Alternatively, please furnish to us the schedules for our review.

         COUNSEL FOR TCM WILL SUPPLEMENTALLY PROVIDE (ON BEHALF OF TCM AND BULL RUN CORPORATION) ON A CONFIDENTIAL BASIS FOR THE SUPPLEMENTAL INFORMATION OF THE STAFF, A COPY OF (i) THE TCM DISCLOSURE LETTER DATED AS OF AUGUST 2, 2005 AND (ii) THE BULL RUN CORPORATION DISCLOSURE LETTER DATED AS OF AUGUST 2, 2005. THESE MATERIALS WILL BE PROVIDED IN ACCORDANCE WITH RULE 12B-4 UNDER THE SECURITIES EXCHANGE ACT, AND RULE 418(b) UNDER THE SECURITIES ACT, AND SHALL NOT BE DEEMED FILED WITH OR PART OF THE PROXY STATEMENT/PROSPECTUS/INFORMATION STATEMENT OR THE REGISTRATION


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Larry Spirgel, Esq.
Securities and Exchange Commission
November 10, 2005
Page 5

         STATEMENT OF WHICH THE PROXY STATEMENT/PROSPECTUS/INFORMATION STATEMENT FORMS A PART. IN THIS SUBMISSION, COUNSEL FOR TCM WILL REQUEST (ON BEHALF OF TCM AND BULL RUN CORPORATION) PURSUANT TO RULE 12B-4 AND RULE 418(b), THAT THE MATERIALS FURNISHED BE RETURNED TO COUNSEL FOR TCM UPON COMPLETION OF THE STAFF'S REVIEW.

Exhibits

10. We disagree with the analysis you have provided in response to prior comment 60. Like with a fairness opinion, you are receiving an opinion of an expert that is a material condition to the merger. Accordingly, like a fairness opinion, you must file this opinion as an exhibit to the registration statement. Please confirm in your response letter that the solvency opinion will be filed as an exhibit to the registration statement in a post-effective amendment.

         WE HAVE ATTACHED A COPY OF THE LETTER DATED NOVEMBER 4, 2005 THAT COUNSEL FOR HOULIHAN LOKEY HOWARD & ZUKIN SUPPLEMENTALLY PROVIDED TO THE STAFF IN RESPONSE TO THE STAFF'S COMMENT.

Consents of Independent Registered Public Accounting Firm

11. We remind you to file the updated consents in your next amendment to the registration statement.

         THE UPDATED CONSENTS OF PRICEWATERHOUSECOOPERS LLP HAVE BEEN INCLUDED IN AMENDMENT NO. 2 TO THE REGISTRATION STATEMENT.

                                   * * * * * *

We would appreciate your prompt review of these materials and your prompt notification to us if you have further comments or questions. Please contact Arnold S. Jacobs of Proskauer Rose LLP at (212) 969-3210 should you have any questions or additional comments.

Very truly yours,

TRIPLE CROWN MEDIA, INC.


By: /s/ James C. Ryan
   --------------------------
     James C. Ryan
     Chief Financial Officer

cc:      Dean Suehiro, Senior Staff Accountant
         Kyle Moffatt, Accountant Branch Chief
         Albert Pappas, Senior Staff Attorney
         Robert S. Prather, Jr.
         Marlon F. Starr, Esq.